August 9, 2022

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas)

Amendment No. 3 to Draft Registration Statement on Form F-4

Submitted July 8, 2022

CIK No. 0001909417

Dear Sir or Madam:

On behalf of our client, Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas) (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 29, 2022, relating to the Company’s Amendment to its Draft Registration Statement on Form F-4 that was confidentially submitted to the Commission by the Company on July 8, 2022 (as so amended, the “Draft Registration Statement”).

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Disclosure changes made in response to the Staff’s comments have been made in the revised registration statement on Form F-4 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Registration Statement.

Please note that our responses below, insofar as relevant information relates to BOA Acquisition Corp., a Delaware corporation (“BOA”), or matters arising from BOA’s participation in the preparation of the Draft Registration Statement and the Registration Statement, are based on our discussions with and information received from BOA or its counsel, King & Spalding, LLP, who have similarly participated in the preparation and review of this response letter.

U.S. Securities and Exchange Commission

August 9, 2022

May the Sponsor and the other Initial Stockholders purchase public shares or warrants prior to the Special Meeting?, page 17

1.

We note your response to comment 6 and your disclosure that the initial stockholders, Selina and/or its affiliates may purchase shares from public stockholders for the purpose of voting their shares in favor of the business combination proposal. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no “covered person” within the meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule 14e-5(a). The Company has revised the disclosure on page 17 of the Registration Statement.

Interests of BOA’s Directors and Officers in the Business Combination, page 129

2.	We note your response to comment 1. Please also include the current value of securities held by the sponsor, officers, directors and affiliates in this section of the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 34, 35 and 134.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Selina Key Metrics, page 189

3.	Please address the following with respect to your key metrics:

•

Expand on why you believe bedspaces provides a more meaningful basis for preparing your key metrics instead of actual beds. In that regard we note that although your metrics reflect a static capacity, actual capacity (i.e. beds) does not appear to remain static. Additionally, given that the product delivered to customers is a bed, tell us how you considered the need to also provide your metrics on a per bed basis.

Response: One key feature of the Company’s accommodations business model is its ability to “flex” the bed configuration of certain of its rooms. For example, the Company can convert a room that is configured to be a “Standard” accommodation with one double bed into a “Community” accommodation with four double bunk beds to accommodate eight people during high season to increase the number of guests staying at that property.

The Company’s primary objective in “flexing” room configurations is to maximize the number of guests at its properties, as the Company’s business comprises of not only the sale of beds, but also the sale of food and beverage (F&B) and other products and services such as travel and transportation and wellness activities. The Company believes that more guests on its properties drive higher sales of its non-accommodation products and services.

In comparing the performance of a single location on a period-over-period basis, or of one location to another, the Company believes that a static unit such as bedspaces is a more efficient metric than beds and more accurately assess the Company’s portfolio performance relative to beds because the number of beds per property may increase or decrease in any given period for any given property. For example, the Company can generate the same amount of revenue (for example, $100) for a single queen bed in one room as it can for four bunk beds in the same room. On a per bed basis, revenue would be $100/bed in the first case and $25/bed in the second case. On a bedspace basis, the revenue per bedspace in both cases would be $25. The Company also does not use rooms as a basis of measurement because room sizes (and therefore the number of bedspaces per room) can vary not only between properties but also within the same property.

Additionally, as more particularly described in the Registration Statement, the Company sells not only beds but also F&B and other products and services at its locations. Non-accommodation revenues currently account for approximately 45% of the Company’s total revenues. Given the product mix that constitutes the Company’s total revenue, along with the Company’s “flex” accommodations model, the Company does not believe reporting on a per bed basis is meaningfully valuable.

•

We note your measure of total bedspaces is inclusive of spaces that may be temporarily out-of-order while occupancy excludes any temporarily out-of-order beds. Explain the apparent inconsistency and tell us why temporarily out-of-order spaces are excluded from occupancy.

Response: The Company’s total bedspaces metric, which is distinguishable from available bedspaces that the Company uses in its TRevPAB metric, specifically represents the Company’s total potential capacity. As an emerging company with the current intention of adding new locations and expanding existing properties, the Company believes open bedspaces, including temporarily out-of-order bedspaces, provide a valuable metric in assessing the total long-term capacity of the Company’s property portfolio. Alternatively, the Company utilizes the occupancy metric to measure performance. Specifically, the Company uses occupancy to help determine the sales rate by property in any given period. Given that the occupancy metric is used to measure sales at a given property, the Company does not believe it reasonable or representative to include temporarily out-of-order bedspaces in occupancy, as it is impossible to sell such inventory.

•

Given TRevPOB is calculated using occupancy, clarify for us whether the metric also excludes bedspaces that are temporarily out-of-order, and if so explain the rationale for excluding those temporarily out-of-order bedspaces.

Response: TRevPOBs is calculated as Total Revenue divided by Occupied Bedspaces. All of the Company’s occupancy or occupied metrics exclude temporarily out-of-order spaces. The Company believes TRevPOBs is the most accurate representation of revenues driven by the amount of space we were able to sell. The Company believes that this metric, especially when used on a property-by-property basis, provides a fair, comparative basis for assessing each property’s performance in the same way that we use occupancy, excluding temporarily out-of-order beds.

U.S. Securities and Exchange Commission

August 9, 2022

•	We note your measure of TrevPAB is labeled as annualized. Clarify for us what component of this metric is annualized.

Response: TrevPAB stands for Total Revenue per available bed space. The Total Revenue component when reported on a quarterly basis is annualized. The Company’s management looks at an annualized TRevPAB for ease of reference to assess annual revenue potential. The Company’s management uses both TRevPAB and annualized TRevPAB for managerial purposes. As such, and to minimize confusion for external parties, the Company will change Annualized TRevPAB to TRevPAB for Key Business Metric and reporting purposes.

Results of Operations, page 195

4.

Please expand your discussion of year over year changes in operations to provide a more robust explanation for the variances. For example, we note your disclosure that the increase in revenues was due to partial recovery in global travel as well as the opening of new locations. Please expand your disclosure to quantify the impact of these factors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 199-203.

Non-IFRS Financial Measures, page 198

5.	We have considered your response to our prior comment 7. Please address the following with respect to your non-IFRS financial measures:

•

Please confirm that your adjustment for rent payment includes the entire payment made under the lease. In that regard, we note your disclosure on page F-69 that the total lease payment due in less than one year as of 12/31/20 was approximately $34.7 million while the adjustment to your non-IFRS measures is approximately $24.8 million.

Response: As set forth in paragraph (c) of Note 12 of the Company’s consolidated audited financial statements, the $24.8 million adjustment to the Company’s non-IFRS measures relates to the Company’s payments on lease liabilities in 2021, after giving effect to various lease modifications occurring during the fiscal year ended December 31, 2021. On the other hand, the disclosure on page F-69 reflects that the total lease payment due by the Company in less than one year as of December 31, 2020 was amounting to $34.7 million. Such lease payment obligations were calculated as expected non-discounted rent payments within 12 months from the balance sheet date under the terms of the leases as of December 31, 2020, not giving effect to any modifications to such leases. Throughout 2021, the Company continued to negotiate deferrals and abatements with its landlords as a result of the impact of COVID on its business, and was able to reduce the actual lease payments on leases to $24.8 million.

•

Tell us what consideration you have given to disaggregating your adjustment for other non-recurring expenses given the significance of the amount to adjusted EBITDA and unit-level operating loss. In your response please provide us with a schedule detailing the costs included in this line item.

Response. The Company has respectfully considered the Staff’s comment and has revisited the Staff’s rules and regulations on the use of non-GAAP financial measures as well as the Compliance & Disclosure Interpretations on such guidance and as a result has decided to revise the adjustment of non-recurring expenses from Adjusted EBITDA to only exclude the following two adjustments, separately disclosed:

Year Ended December 31, 2021 (in millions)
Non recurring public company readiness costs	$3.3
Provision for tax risks (non-income tax related)	$3.5

Non-recurring public company readiness costs include mainly technical accounting, valuation, legal and consultancy costs incurred to help the Company prepare for the Transaction. It does not include incremental recurring costs relating to operating as a public company, such as incremental recurring costs of finance or legal teams and information technology. Such recurring costs are included within the definition of EBITDA.

The provision for tax risks is described in Note 19 to the Company’s consolidated audited financial statements. The adjustment to the provisions for tax risks within the definition of Adjusted EBITDA refers to the portion that is non-income tax related (payroll and sales taxes). Such identified tax risks are specific to one jurisdiction with complex sales and payroll tax rules, where the Company is putting in place the processes to ensure risks is not incurred in the future, and thus the Company believes the nature of the charge is such that it is reasonably likely not to recur within two years and is not indicative of the Company’s future non-income tax risks.

The Company believes these costs to be non-recurring in nature and not indicative of Selina’s core operating performance or results of operations, and as such believes that removing such costs from EBITDA provides useful information for the Company’s management and investors to assess the underlying performance of the Company’s business.

The previous “other non-recurring expenses” adjustments included, in addition to the two adjustments described above, certain other provisions and write-off of current assets which the Company has determined, based on relevant Staff guidance, should be removed from the Company’s non-IFRS financial measures.

In addition, the Company has modified the adjustment to Unit Level Operating Profit (Loss) labelled as “Loss from non-Selina branded operations” to include an additional amount of $0.7 million that had been previously reported under “other non-recurring expenses” within the definition of Adjusted EBITDA. This adjustment previously included only the losses from Remote Year, a separate business acquired by the Company in 2020, that is not in the business of operating hotel properties and, as a result, the Company’s management believes it should be excluded for purposes of assessing performance of the Company’s hotel operations. The additional $0.7 million adjustment reflects the net operating losses from revenue-generating hotels operated by the Company under a brand other than the Selina brand for the applicable reporting period. From time-to-time, the Company operates an existing underperforming property prior to its conversion into a Selina branded property. The losses incurred by such properties during the period they are not operated as a Selina branded property are not representative of the properties’ future performance under the Selina brand.

The Company has revised the Registration Statement on page 203 to reflect the foregoing modifications.

U.S. Securities and Exchange Commission

August 9, 2022

Liquidity and Capital Resources, page 199

6.

We note your disclosure that Selina believes that its cash on hand will be sufficient to meet its liquidity requirements for at least 12 months. We further note disclosure in Selina’s financial statements discussing the substantial doubt about the company’s ability to continue as a going concern. Please expand the disclosure in the liquidity section of Selina’s MD&A to more fully discuss the substantial doubt about the entity’s ability to continue as a going concern and management’s plans to alleviate that concern.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on page 204.

PIPE Subscription Agreement, page 251

7.

We note your response to comment 8. Please clarify whether the backstop agreement provides Bet on America LLC with the right, or option, to sell back the shares that it received in exchange for the backstop financing to Selina following the completion of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 256-257.

Certain Material U.S. Federal Income Tax Considerations, page 261

8.

We note your response to comment 9; however, your disclosure must clearly state what the material tax consequences are to investors. If the transaction is tax-free or so complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences, please file a tax opinion. For guidance, see Staff Legal Bulletin No. 19, Section III.

Response: In response to the Staff’s comment, the Company advises the Staff that it has reviewed the disclosure under the heading “Certain Material U.S. Federal Income Tax Considerations” in light of the Staff’s comment and the guidance provided by Item 21(a) of Form F-4 and Item 601(b)(8) of Regulation S-K. The Company respectfully submits that it believes that, based on the grounds set forth below, pursuant to Item 21(a) of Form F-4 and Item 601(b)(8) of Regulation S-K, it is not required to file a tax opinion as an exhibit to the Registration Statement.

Item 21(a) of Form F-4 requires that a registrant, subject to the rules regarding incorporation by reference, furnish the exhibits as required by Item 601 of Regulation S-K. Item 601(b)(8) of Regulation S-K provides that a tax opinion need only be filed with the other applicable registration forms where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added). The Company notes the requirements for a tax opinion pursuant to the Staff Legal Bulletin No. 19, Section III are consistent with those in Item 601(b)(8) of Regulation S-K.

Because the disclosure in the Draft Registration Statement and the Registration Statement, as currently drafted, does not contain a representation as to the tax treatment of the Business Combination, the Company believes that the requirements with respect to a tax opinion (either in the long-form or the short-form) as set forth in Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19, do not apply to the filing.

In particular, the disclosure in both the Draft Registration Statement and the Registration Statement states that, to qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code, a transaction must satisfy certain requirements, including that the acquiring corporation continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation, such as BOA, with only investment-type assets, the qualification of the Business Combination as a reorganization is subject to significant uncertainty and is therefore not capable of being the subject of a representation regarding its tax-free treatment.

Additionally, as stated in the disclosure in both the Draft Registration Statement and the Registration Statement, the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as a reorganization, and neither BOA nor the Company intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge the Business Combination’s qualification as a reorganization or that a court will not sustain such a challenge by the IRS.

U.S. Securities and Exchange Commission

August 9, 2022

Lastly, because the qualification of the Business Combination as a reorganization is subject to significant uncertainty, the disclosure in the Draft Registration Statement and the Registration Statement discusses the tax consequences to a U.S. holder of BOA securities both in the event that the Business Combination qualifies as a reorganization and in the event that the Business Combination fails to qualify as a reorganization.

Based on the above, the Company submits that neither the Company nor any other party to the Business Combination makes any representations or provides any assurances regarding the tax treatment of the Business Combination and that an opinion is therefore not required.

General

9.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: On behalf of BOA, the Company confirms that BOA’s Sponsor is not controlled by, and has no substantial ties with, any non-U.S. person. Brian Freidman and Benjamin Freidman, BOA’s Chief Executive Officer and Chief Financial Officer, respectively, who are U.S. citizens and residents, are the ultimate sole control persons of the Sponsor. With respect to “anyone or any entity associated with or otherwise involved in the transaction”, we respectfully note that the Company, the target business in the Transaction, and certain of its principals are non-US persons, and this has been fully disclosed in the Registration Statement. The Company does not believe any additional disclosure in light of this fact and the Comment are required. With respect to the Committee on Foreign Investment in the United States (“CFIUS”), its authority to review direct or indirect foreign investments in U.S. companies, CFIUS does not apply in this transaction because the Company is not a “U.S. Business” and the Sponsor is not a “foreign person”. In a situation where the planned Business Combination is not consummated, BOA confirms that it would evaluate potential targets at that time and prepare CIFUS disclosure if appropriate. As such, the Company believes that no revision of disclosure is necessary at this time to address CFIUS concerns for BOA or itself.

10.

We note your disclosure on page 118 that effective May 18, 2022, Selina and BofA Securities, Inc. mutually agreed to terminate their engagement and that BofA Securities has waived its fees under its financial advisor engagement letter and has informed Selina that BofA Securities will not be responsible for any portion of the proxy statement/prospectus. Please tell us whether BofA Securities was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Selina’s management and reviewed by the board of directors of BOA Acquisition Corp or the projected financial information of Selina. If BofA Securities was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Selina and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

Response: In response to the Staff’s comments, the Company has revised the disclosures on the cover pages, notice pages, and pages 20, 50, 51, 68, and 69 of the Registration Statement.

11.

Please disclose whether BofA Securities assisted in the preparation or review of any materials reviewed by BOA Acquisition’s board of directors or management as part of their services to Selina and whether BofA Securities has withdrawn its association with those materials and notified BOA Acquisition of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that BofA Securities’ resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: In response to the Staff’s comments, the Company has revised the disclosures on the cover pages, notice pages, and pages 17, 20, 50, 51, 68, and 69 of the Registration Statement.

U.S. Securities and Exchange Commission

August 9, 2022

12.	Please provide us with any correspondence between BofA Securities and Selina relating to the firm’s resignation.

Response: The Company has provided to the Staff a notice of resignation from BofA Securities. Additionally, the Company has provided to the Staff a notice of resignation from UBS.

13.

Please provide us with the engagement letter between Selina and BofA Securities. Please disclose any ongoing obligations of Selina pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on Selina in the registration statement.

Response: Concurrently herewith, the Company is providing the Staff with (i) the engagement letter between the Company and UBS Securities LLC in connection with its role as placement agent, (ii) the engagement letter between BOA and UBS Securities LLC in connection with its role as BOA’s capital markets adviser and (iii) the engagement letter between the Company and BofA Securities in connection with its role as the Company’s financial advisor. Additionally, in response to the Staff’s comments, the Company has revised the disclosure on pages 50-51 of the Registration Statement.

14.

Please provide us with a letter from BofA Securities stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with BofA Securities and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If BofA Securities does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that BofA Securities withdrew from its role as financial advisor and forfeited its fees, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees with management. Clarify whether BofA Securities performed substantially all the work to earn its fees.

Response: In response to the Staff’s comments, the Company has revised the disclosures on pages 68-69 of the Revised Registration Statement.

15.

We note your disclosure that BofA Securities has informed Selina that BofA Securities will not be responsible for any portion of the proxy statement/prospectus. Please also caution investors that they should not place any reliance on the fact that BofA Securities has been previously involved with the transaction.

Response: In response to the Staff’s comments, the Company has revised the disclosures on the cover pages, notice pages, and pages 17, 20, 50, 51, 68, and 69 of the Registration Statement.

16.

Please discuss the potential impact on the transaction related to the resignation of BofA Securities. We note that BofA Securities has advised on the business combination transaction. If BofA Securities would have played a role in the closing, please revise to identify the party who will be filling the firm’s role.

Response: In response to the Staff’s comments, Selina has revised the disclosure on the cover pages, notice pages, and pages 17, 20, 50, 51, 68, and 69 of the Registration Statement.

17.	We note your response to comment 11. Please file the April 4, 2022 interview as a Rule 425 prospectus or advise.

Response: The Company respectfully acknowledges the Staff’s comment and, substantially contemporaneously with this submission, is filing the referenced interview as a Rule 425 prospectus.

U.S. Securities and Exchange Commission

August 9, 2022

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Please contact me at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tomasz Wozniak
Tomasz Wozniak
Morgan, Lewis & Bockius UK LLP

cc:	Rafael Museri, Selina Hospitality PLC

Jon Grech, Selina Hospitality PLC

Zachary Davis, King & Spalding LLP